Exhibit 12

H. J. HEINZ COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Nine Months
Ended
January 30,
2008
(Thousands of Dollars)

Fixed Charges:
Interest expense*	$287,562
Capitalized interest	—
Interest component of rental expense	22,883

Total fixed charges	$310,445

Earnings:
Income from continuing operations before adjustments for minority interests in consolidated subsidiaries, income or loss from equity investees, and income taxes	$931,581
Add: Interest expense*	287,562
Add: Interest component of rental expense	22,883
Add: Amortization of capitalized interest	1,059

Earnings as adjusted	$1,243,085

Ratio of earnings to fixed charges	4.00

*	Interest expense includes amortization of debt expense and any discount or premium relating to indebtedness.